                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of 2 March, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB]  Part 2

Notes to the accounts

1 Basis of Presentation

(a) Accounting Policies

Except as noted, there have been no changes to the accounting policies as described on pages 61 to 78 in the 2007 Annual Report.

On 13 October 2008, in response to the turmoil on world financial markets, the IASB amended IAS 39 'Financial Instruments: Recognition and Measurement' to allow for the reclassification of non-derivative financial assets out of the 'fair value through profit or loss category' in rare circumstances. The IASB defined rare circumstances as including the current credit crisis and related market dislocation. This amendment allowed the reclassification to be applied retrospectively to 1 July 2008, provided it had been made before 1 November 2008.Any reclassifications made in periods beginning on or after 1 November 2008 are dealt with prospectively.

Since certain financial assets held for trading by the Group at 1 July 2008 were no longer held for the purpose of selling or repurchasing in the near term due to inactive markets and illiquidity, the Group adopted this amendment and reclassified € 6,104m of trading portfolio financial assets to financial investments available for sale. If this reclassification had not been made, a negative fair value movement of € 236m would have been recognised in the income statement. This reclassification has resulted in the recognition of the fair value movement in equity. Further analysis of this reclassification is set out in note 16.

(b) Annual Report and Accounts

The financial information presented herein does not amount to statutory financial statements. The Annual Financial Report for the year ended 31 December 2008 will be available on the Internet website http://www.aibgroup.com/investorrelations on 30 March 2009.The Annual Financial Report for the year ended 31 December 2008 will be filed in the Companies Registration Office with the annual return. The Auditors have reported on the audited financial statements; their report was unqualified and did not contain a statement under section 193 of the Companies Act 1990.

A copy of this Preliminary announcement is available on the Internet website http://www.aibgroup.com/investorrelations

2 Segmental information

For management and reporting purposes, the activities of AIB Group are organised into four operating divisions supported by Group, which includes Operations and Technology.

AIB Bank ROI:  Retail and commercial banking operations in the Republic of Ireland, Channel Islands and the Isle of Man, AIB Finance and Leasing, AIB Card Services, Wealth Management and its share of Hibernian Life Holdings Limited, AIB's venture with Hibernian Life and Pensions Limited.

Capital Markets:  AIB's corporate banking, treasury and investment banking operations principally in Ireland, Britain, Poland and the US, together with offices in Frankfurt, Paris, Luxembourg, Budapest, Zurich, Toronto and Sydney.

AIB Bank UK:  Retail and commercial banking operations in Britain (operating under the trading name Allied Irish Bank (GB) and in Northern Ireland (operating under the trading name First Trust Bank).

Central and Eastern Europe Division(1) :  This division comprises: Bank Zachodni WBK S.A. ("BZWBK"), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates which operate in Poland; Bulgarian American Credit Bank, a specialist provider of secured finance to small and medium sized companies in Bulgaria, in which AIB has a 49.99% shareholding; and AmCredit, which is a mortgage business in Lithuania, Latvia and Estonia.

Group:  Includes interest income earned on capital not allocated to divisions, the funding of certain acquisitions, hedging in relation to the translation of foreign locations' profit, unallocated costs of central services, AIB's share of approximately 24.2% in M&T Bank Corporation and profit on disposal of property.

(1) During the second half of 2008, the Central & Eastern Europe (CEE) division was formed bringing together the Group's interests in Poland, Bulgaria and the Baltic region.

Notes to the accounts

2 Segmental information  (continued)

						2008
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Total € m
Operations by business segments
Net interest income	1,705	1,064	591	437	70	3,867
Other income	478	94	135	390	104	1,201
Total operating income	2,183	1,158	726	827	174	5,068
Administrative expenses	953	376	312	442	104	2,187
Impairment and amortisation of
intangible assets	17	9	-	26	26	78
Depreciation of property, plant
and equipment	32	7	9	24	20	92
Total operating expenses	1,002	392	321	492	150	2,357
Operating profit before provisions	1,181	766	405	335	24	2,711
Provisions for impairment of loans
and receivables	1,298	160	257	107	-	1,822
Provisions for liabilities and commitments	-	(4)	-	2	-	(2)
Amounts written off financial
investments available for sale	4	25	-	-	-	29
Operating (loss)/profit	(121)	585	148	226	24	862
Associated undertakings	(5)	-	2	(54)	94	37
Profit on disposal of property	6	-	2	2	2	12
Construction contract income	-	-	-	-	12	12
Profit on disposal of businesses	68	-	38	-	-	106
(Loss)/profit before taxation -
continuing operations	(52)	585	190	174	132	1,029
Other amounts
Loans and receivables to customers	75,033	26,120	19,551	8,514	271	129,489
Interests in associated undertakings	251	6	3	174	1,534	1,968
Total assets	80,788	60,477	22,036	12,368	6,474	182,143
Customer accounts	42,295	26,536	13,539	10,234	-	92,604
Total liabilities (1)	49,398	89,827	14,776	11,228	6,632	171,861
Total risk weighted assets (4)	63,145	37,812	20,970	10,415	1,553	133,895
Ordinary shareholders' equity (1)	3,981	2,384	1,322	656	98	8,441
Capital expenditure	89	24	5	79	93	290
Other significant non-cash expenses (2)	(6)	(5)	6	2	5	2

Notes to the accounts

2 Segmental information  (continued)

						2007
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Total € m
Operations by business segments
Net interest income	1,777	586	685	308	62	3,418
Other income	490	389	156	371	44	1,450
Total operating income	2,267	975	841	679	106	4,868
Administrative expenses	1,036	446	359	377	158	2,376
Amortisation of intangible assets	16	6	1	18	19	60
Depreciation of property, plant
and equipment	36	8	11	15	15	85
Total operating expenses	1,088	460	371	410	192	2,521
Operating profit/(loss) before provisions	1,179	515	470	269	(86)	2,347
Provisions for impairment of loans
and receivables	104	(18)	18	2	-	106
Provisions for liabilities and commitments	-	2	-	(1)	(9)	(8)
Amounts written off
financial investments available for sale	-	1	-	-	-	1
Operating profit/(loss)	1,075	530	452	268	(77)	2,248
Associated undertakings	7	-	-	1	120	128
Profit on disposal of property	12	-	-	-	64	76
Construction contract income	-	-	-	-	55	55
Profit/(loss) on disposal of businesses	-	2	-	-	(1)	1
Profit before taxation -
continuing operations	1,094	532	452	269	161	2,508
Other amounts
Loans and receivables to customers	71,717	25,387	23,726	6,638	135	127,603
Interests in associated undertakings	273	4	-	4	1,401	1,682
Total assets	78,241	57,753	24,946	10,106	6,816	177,862
Customer accounts	41,933	16,715	14,460	8,200	-	81,308
Total liabilities (1)	48,270	84,034	15,306	9,034	10,040	166,684
Total risk weighted assets (4)	63,771	41,188	23,880	7,582	2,965	139,386
Ordinary shareholders' equity (1)	4,269	2,757	1,598	508	198	9,330
Capital expenditure	116	28	9	41	72	266
Other significant non-cash expenses (2)	17	10	9	3	4	43

Notes to the accounts

2 Segmental information  (continued)

						2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Operations by geographical segments (3)
Net interest income	2,568	714	475	76	34	3,867
Other income	525	181	447	39	9	1,201
Total operating income	3,093	895	922	115	43	5,068
Administrative expenses	1,326	370	442	25	24	2,187
Impairment and amortisation of
intangible assets	49	2	8	-	19	78
Depreciation of property, plant
and equipment	56	10	24	1	1	92
Total operating expenses	1,431	382	474	26	44	2,357
Operating profit/(loss) before provisions	1,662	513	448	89	(1)	2,711
Provisions for impairment of loans
and receivables	1,341	362	98	12	9	1,822
Provisions for liabilities and commitments	(3)	(1)	2	-	-	(2)
Amounts written off financial investments
available for sale	18	4	-	7	-	29
Operating profit/(loss)	306	148	348	70	(10)	862
Associated undertakings	(6)	3	-	94	(54)	37
Profit on disposal of property	8	2	2	-	-	12
Construction contract income	12	-	-	-	-	12
Profit on disposal of businesses	106	-	-	-	-	106
Profit/(loss) before taxation -
continuing operations	426	153	350	164	(64)	1,029
Other amounts
Loans and receivables to customers	90,788	25,573	8,427	3,352	1,349	129,489
Interests in associated undertakings	257	3	11	1,534	163	1,968
Total assets	128,428	30,918	14,629	6,825	1,343	182,143
Customer accounts	59,653	20,656	10,239	1,936	120	92,604
Total liabilities (1)	115,386	28,780	12,382	14,756	557	171,861
Total risk weighted assets (4)	91,804	23,627	10,869	5,625	1,970	133,895
Ordinary shareholders' equity (1)	5,228	1,499	819	886	9	8,441
Capital expenditure	202	7	79	1	1	290

Notes to the accounts

2 Segmental information  (continued)

						2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Operations by geographical segments (3)
Net interest income	2,145	857	343	56	17	3,418
Other income	684	265	446	43	12	1,450
Total operating income	2,829	1,122	789	99	29	4,868
Administrative expenses	1,502	439	384	39	12	2,376
Amortisation of intangible assets	41	1	18	-	-	60
Depreciation of property, plant
and equipment	58	11	15	1	-	85
Total operating expenses	1,601	451	417	40	12	2,521
Operating profit before provisions	1,228	671	372	59	17	2,347
Provisions for impairment of loans
and receivables	107	(3)	2	-	-	106
Provisions for liabilities and commitments	(6)	(1)	(1)	-	-	(8)
Amounts written off financial investments
available for sale	1	-	-	-	-	1
Operating profit	1,126	675	371	59	17	2,248
Associated undertakings	7	-	1	120	-	128
Profit on disposal of property	76	-	-	-	-	76
Construction contract income	55	-	-	-	-	55
Profit/(loss) on disposal of businesses	(1)	2	-	-	-	1
Profit before taxation –
continuing operations	1,263	677	372	179	17	2,508
Other amounts
Loans and receivables to customers	85,706	31,683	6,638	2,583	993	127,603
Interests in associated undertakings	277	-	4	1,401	-	1,682
Total assets	124,265	35,337	12,152	5,056	1,052	177,862
Customer accounts	50,024	22,146	8,224	914	-	81,308
Total liabilities (1)	111,542	35,314	10,259	9,212	357	166,684
Total risk weighted assets (4)	95,810	26,727	11,804	3,722	1,323	139,386
Ordinary shareholders’ equity (1)	6,413	1,789	790	249	89	9,330
Capital expenditure	210	10	41	1	4	266

(1)  The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of ordinary shareholders' equity or liabilities.

(2)  Comprises share based payments expense.

(3)  The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.

(4)  Risk weighted assets at 31 December 2008 are calculated under Basel II, while risk weighted assets at 31 December 2007 are calculated under Basel I.

Notes to the accounts

2 Segmental information  (continued)

Gross revenue by business segment

							2008
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Eliminations € m	Total € m
External customers Inter-segment revenue	5,087 3,308	3,534 3,702	1,715 953	1,171 174	194 354	- (8,491)	11,701 -
Total gross revenue	8,395	7,236	2,668	1,345	548	(8,491)	11,701
							2007
External customers Inter-segment revenue	4,500 2,733	3,516 3,178	2,017 913	869 75	217 78	- (6,977)	11,119 -
Total gross revenue	7,233	6,694	2,930	944	295	(6,977)	11,119

Gross revenue from external customers represents: interest and similar income; dividend income; fee and commission income; net trading income; other operating income; profit on disposal of property; construction contract income; and profit on disposal of businesses. The amounts relate to continuing operations only.

	2008	2007
3 Interest and similar income	€ m	€ m
Interest on loans and receivables to banks	420	518
Interest on loans and receivables to customers	8,336	7,408
Interest on trading portfolio financial assets	200	393
Interest on financial investments available for sale	1,246	1,021
Interest on financial investments held to maturity	26	-
	10,228	9,340

Interest income in 2008 includes a charge of € 97m (2007: a charge of € 74m) removed from equity in respect of cash flow hedges.

	2008	2007
4 Interest expense and similar charges	€ m	€ m
Interest on deposits by banks	1,380	1,585
Interest on customer accounts	2,867	2,349
Interest on debt securities in issue	1,865	1,736
Interest on subordinated liabilities and other capital instruments	249	252
	6,361	5,922

Interest expense in 2008 includes a credit of € 35m (2007: a credit of € 25m) removed from equity in respect of cash flow hedges.

5 Dividend income

The dividend income relates to income from equity shares held as financial investments available for sale.

6 Net fee and commission income	€ m	€ m
Fee and commission income:
Retail banking customer fees	696	846
Credit related fees	138	127
Asset management & investment banking fees	221	308
Brokerage fees	70	116
Insurance commissions	58	56
	1,183	1,453
Fee and commission expense (1)	(142)	(197)
	1,041	1,256

(1) Includes an amount of € 28m in relation to the Irish Government guarantee scheme.

Notes to the accounts

7 Net trading income

	2008	2007
	€ m	€ m
Foreign exchange contracts	(46)	113
Debt securities and interest rate contracts	(15)	(69)
Equity securities and index contracts	(12)	30
	(73)	74

The total hedging ineffectiveness on cash flow hedges credited/(charged) to the income statement amounted to € 8m (2007: a charge of € 13m) and is included in net trading income.

8 Other operating income	2008 € m	2007 € m
Profit on available for sale debt securities	71	3
Profit on available for sale equity shares	75	49
Miscellaneous operating income (1)	60	37
	206	89

(1) Includes an amount of € 5m (2007: € 2m) in respect of foreign exchange gains and losses.

9 Administrative expenses	2008 € m	2007 € m
Personnel expenses
Wages & salaries	1,105	1,206
Share-based payment schemes	2	43
Retirement benefits	112	158
Social security costs	132	135
Other personnel expenses	61	73
	1,412	1,615
General and administrative expenses	775	761
	2,187	2,376

10 Profit on disposal of property

2008

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 10m. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 2 properties were sold giving rise to a profit before tax of € 2m (€ 1m after tax).These leases qualify as operating leases.

2007

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 12m. In addition the Group continued with its sale and leaseback programme announced in 2006 and 22 properties were sold giving rise to a profit before tax of € 64m (€ 58m after tax).These leases qualify as operating leases.

Notes to the accounts

11 Construction contract income

	2008 € m	2007 € m
Construction revenue	17	101
Construction expense	(5)	(46)
	12	55

In 2005, AIB sold land at its Bankcentre headquarters to a syndicate of investors, the Serpentine Consortium. The consortium outsourced the construction of a new development on the above land to Blogram Limited, a subsidiary of Allied Irish Banks, p.l.c., on a fixed price contract basis. Practical completion of the building was achieved on 1 October 2007. Total consideration amounted to € 363m and was paid in full by the Serpentine Consortium by 31 December 2007 (2006: € 196.5m was due from the consortium). As at 31 December 2008, 99.94% of construction profit was recognised in the income statement (2007: 97.06%). Construction contract income net of tax is € 11m (2007:€ 48m).

Dohcar Limited, a subsidiary of Allied Irish Banks, p.l.c., contracted with the Serpentine Consortium to lease the property on completion at an initial rent of € 16.1m per annum for a period of 31 years with a break clause at year 23.

The nature of this transaction, which includes the sale of land, an agreement to construct a building and an agreement to lease the building represented a linked transaction and met the definition under IFRS of a sale and leaseback. Because the significant income from the transaction arises from the construction contract, the income is recognised in accordance with IAS 11 'Construction Contracts'.

12 Profit on disposal of businesses

2008

In January 2008, a joint venture arrangement with First Data Corporation was finalised. This arrangement involved the disposal of the Group's merchant acquiring businesses which comprised property, plant and equipment amounting to € 3 million and merchant contracts which are intangible assets and had not been recorded in the books due to IFRS transitional rules. These assets were acquired by a joint venture group operating under the name AIB Merchant Services in which AIB Group holds a 49.9% share with First Data Corporation holding 50.1%.The transaction gave rise to a profit on disposal of €106 million before tax (tax charge: € Nil). AIB is accounting for its interest in the joint venture as an associate and recognised € 8 million profit after tax in the income statement in the period.

2007

The profit on disposal of businesses in 2007 includes the final accrual of € 2m (tax charge € 0.6m) arising from the sale of the Govett business in 2003.

	2008	2007
13 Income tax expense - continuing operations	€ m	€ m
Allied Irish Banks, p.l.c. and subsidiaries
Corporation tax in Republic of Ireland
Current tax on income for the period	79	203
Adjustments in respect of prior periods	(40)	(10)
	39	193
Double taxation relief	(16)	(25)
	23	168
Foreign tax
Current tax on income for the period	116	257
Adjustments in respect of prior periods	(4)	10
	112	267
	135	435
Deferred taxation
Origination and reversal of temporary differences	9	7
Total income tax expense - continuing operations	144	442
Effective income tax rate - continuing operations	14.0%	17.6%

Notes to the accounts

14 Earnings per share

	2008 € m	2007 € m
(a) Basic Profit attributable to equity holders of the parent Distributions to other equity holders	767 (38)	1,949 (38)
Profit attributable to ordinary shareholders	729	1,911

	Number of shares (millions)
Weighted average number of shares in issue during the period	879.9	876.7
Earnings per share	EUR 82.9c	EUR 218.0c

(b) Diluted	2008 € m	2007 € m
Profit attributable to ordinary shareholders ( note 14(a) ) Dilutive impact of potential ordinary shares in subsidiary and associated companies	729 -	1,911 (2)
Adjusted profit attributable to ordinary shareholders	729	1,909

	Number of shares (millions)
Weighted average number of shares in issue during the period	879.9	876.7
Dilutive effect of options outstanding	0.2	5.2
Potential weighted average number of shares	880.1	881.9
Earnings per share - diluted	EUR 82.8c	EUR 216.4c

Notes to the accounts

15 Adjusted earnings per share

	Profit attributable		Earnings per share
	2008	2007	2008	2007
	€ m	€ m	cent	cent
(a) Basic earnings per share
As reported (note 14(a))	729	1,911	82.9	218.0
Adjustments:
Construction contract income	(11)	(48)	(1.2)	(5.5)
Hedge volatility(1)	(26)	-	(3.0)	-
Profit on disposal of property(2)	(1)	(58)	(0.2)	(6.6)
Profit on disposal of businesses	(106)	-	(12.0)	-
	585	1,805	66.5	205.9

	Profit attributable		Earnings per share
	2008	2007	2008	2007
	€ m	€ m	cent	cent
Diluted earnings per share
As reported (note 14(b))	729	1,909	82.8	216.4
Adjustments:
Construction contract income	(11)	(48)	(1.2)	(5.5)
Hedge volatility (1)	(26)	-	(3.0)	-
Profit on disposal of property (2)	(1)	(58)	(0.2)	(6.5)
Profit on disposal of businesses	(106)	-	(12.0)	-
	585	1,803	66.4	204.4

(1)  Hedge volatility (hedging ineffectiveness and derivative volatility) is included in net trading income.

(2)  Profit on disposal of property is related to the sale and leaseback programme  (note 10).

Although not required under IFRS, adjusted earnings per share is presented to help understand the underlying performance of the Group. The adjustments in 2008 and 2007 are items that management believe do not reflect the underlying business performance. Only material profits on disposal of businesses are excluded in the calculation of adjusted EPS. The adjustments listed above are shown net of taxation.

16 Trading portfolio financial assets

	31 December	31 December
	2008	2007
	€ m	€ m
Loans and receivables to customers	-	27
Debt securities:
Government securities	348	144
Bank eurobonds	13	4,259
Collateralised mortgage obligations	-	3,031
…Other debt securities	7	661
	368	8,095
Equity shares	33	134
	401	8,256

Notes to the accounts

IAS 39 - Reclassification of financial assets (amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures)

On 13 October 2008, in response to the turmoil on world financial markets, the IASB amended IAS 39 'Financial Instruments: Recognition and Measurement' to allow for the reclassification of non-derivative financial assets out of the 'fair value through profit or loss category' in rare circumstances. The IASB defined rare circumstances as including the current credit crisis and related market dislocation. This amendment allowed the reclassification to be applied retrospectively to 1 July 2008, provided the reclassification had been made before 1 November 2008. Any reclassifications made in periods beginning on or after 1 November 2008 are dealt with prospectively.

The Group adopted this amendment for certain financial assets originally held for trading. These assets were no longer held for the purpose of selling or repurchasing in the near term due to inactive markets and illiquidity, caused by the deterioration of the world's financial markets.

Trading portfolio financial assets reclassified since 1 July 2008 to financial investments available for sale amounted to € 6,104 million. The fair value of reclassified assets at 31 December 2008 was € 5,674 million.

As of the reclassification date, effective interest rates on reclassified trading portfolio financial assets ranged from 4% to 10% with expected gross recoverable cash flows of €  7,105 million. If the reclassification had not been made, the Group's income statement for the year ended 31 December 2008 would have included unrealised fair value losses on reclassified trading portfolio financial assets of € 236 million.

After reclassification, the reclassified assets contributed the following amounts to the income statement:

2008
€ m
Interest on financial investments available for sale	161
Amounts written off financial investments available for sale	(3)

For the reporting period up to date of reclassification, €  55 million of unrealised losses on the reclassified trading portfolio financial assets were recognised in the income statement (year ended December 2007: €  111 million).

17 Loans and receivables to banks	31 December	31 December
	2008	2007
	€ m	€ m
Funds placed with central banks	2,539	4,957
Funds placed with other banks	3,729	4,510
Provision for impairment of loans and receivables	(2)	(2)
	6,266	9,465

18 Loans and receivables to customers	31 December	31 December
	2008	2007
	€ m	€ m
Loans and receivables to customers	126,940	123,246
Amounts receivable under finance leases and hire purchase contracts	3,236	3,418
Unquoted securities	1,605	1,681
Provisions for impairment of loans and receivables (note 19)	(2,292)	(742)
	129,489	127,603

Note: Information on the ratings profiles of loans and analysis of criticised loans is set out on pages 11 & 12.

Amounts include reverse repurchase agreements of € 106m (2007: € Nil).The unwind of the discount in arriving at the impairment provision amounted to € 45m (2007: € 21m) and is included in the carrying value of loans and receivables to customers. This has been credited to interest income.

Notes to the accounts

19 Provisions for impairment of loans and receivables

	2008 € m	2007 € m
At beginning of period Exchange translation adjustments Charge against income statement Amounts written off Recoveries of amounts written off in previous years	744 (117) 1,822 (166) 11	707 (8) 106 (74) 13
At end of period	2,294	744
At end of period: Specific IBNR	1,148 1,146	526 218
	2,294	744
Amounts include: Loans and receivables to banks Loans and receivables to customers (note 18)	2 2,292	2 742
	2,294	744

20 Financial investments available for sale	2008 € m	2007 € m
Debt securities:
Government securities	9,001	7,653
Collateralised mortgage obligations	1,541	1,648
Other asset backed securities	4,054	1,797
Bank securities	12,916	8,659
Certificates of deposit	212	331
Other investments	1,013	570
	28,737	20658
Equity shares	287	326
	29,024	20,984

Collateralised mortgage obligations by geography and industry sector of the issuer

	31 December			31 December
	Governments	Other	Total	Total
		financial
	€ m	€ m	€ m	€ m
United Kingdom	-	171	171	59
United States of America	1,330	32	1,362	1,589
Rest of World	-	8	8	-
	1,330	211	1,541	1,648

Notes to the accounts

Other asset backed securities by geography and industry sector of the issuer

	31 December					31 December
					2008	2007
	Governments	Banks	Building	Other	Total	Total
			societies	financial
	€ m	€ m	€ m	€ m	€ m	€ m
Republic of Ireland	-	21	-	341	362	77
United Kingdom	-	81	-	631	712	136
United States of America	314	-	-	423	737	513
Australia	-	8	14	513	535	369
Italy	-	-	-	261	261	128
Spain	-	34	-	1,242	1,276	493
Rest of World	-	-	-	171	171	81
	314	144	14	3,582	4,054	1,797

21 External credit ratings

The external ratings profiles of loans and receivables to banks, trading portfolio financial assets (excluding equity shares) financial investments available for sale (excluding equity shares) and financial investments held to maturity are as follows:

	2008
	Bank	Corporate	Sovereign	Other	Total
	€ m	€ m	€ m	€ m	€ m
AAA/AA	11,843	3	7,227	5,494	24,567
A	7,256	63	3,534	242	11,095
BBB+/BBB/BBB-	281	214	85	128	708
Sub investment	24	108	2	215	349
Unrated	3	96	-	52	151
Total	19,407	484	10,848	6,131	36,870

	2007
	Bank	Corporate	Sovereign	Other	Total
	€ m	€ m	€ m	€ m	€ m
AAA/AA	16,265	-	5,026	6,684	27,975
A	6,191	60	2,690	29	8,970
BBB+/BBB/BBB-	160	209	81	185	635
Sub investment	92	134	-	291	517
Unrated	6	37	-	105	148
Total	22,714	440	7,797	7,294	38,245

	31 December	31 December
	2008	2007
22 Customer accounts	€ m	€ m
Current accounts	21,528	25,136
Demand deposits	8,370	9,101
Time deposits	62,705	47,070
Securities sold under agreements to repurchase	1	1
	92,604	81,308

Notes to the accounts

	2008	2007
23 Debt securities in issue	€ m	€ m
Bonds and medium term notes:
European medium term note programme	9,641	12,553
Bonds and other medium term notes	7,211	7,259
	16,852	19,812
Other debt securities in issue:
Commercial paper	5,912	2,987
Commercial certificates of deposit	15,050	19,067
	20,962	22,054
	37,814	41,866

	Contract amount
	31 December	31 December
	2008	2007
24 Memorandum items: contingent liabilities and commitments	€ m	€ m
Contingent liabilities:
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	7,146	5,628
Other contingent liabilities	1,044	1,393
	8,190	7,021
Commitments:
Other commitments	20,249	23,715
	28,439	30,736

The Group's maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

25 Subordinated liabilities and other capital instruments

Dated loan capital issued under the European Medium Term Note Programme is subordinated in right of payment to the ordinary creditors, including depositors, of the Group.

On 12 June 2008, the €  200 million Floating Rate Notes, due 2013, were redeemed. The 250,000 Non-Cumulative preference shares issued in 1998 in the amount of US$ 25 each, with a liquidation preference of US$ 250 million, were redeemed on 15 July 2008 at a price equal to US $1,000 per share (consisting of a redemption price of US$ 995.16 plus a special dividend of US$ 4.84 per share), plus accrued dividends.

In June 2008, Stg £700 million Callable Dated Subordinated Fixed/Floating rate notes due July 2023 were issued under the €30 billion European Medium Term Note Programme. Interest is payable semi-annually at a rate of 7.875% per annum, up to 5 June 2018 and thereafter at a rate of 3.5% above 3 month sterling Libor, payable quarterly.
   Notes to the accounts

26 Derivative financial instruments

The following table presents the notional principal amount and net fair value of interest rate, exchange rate, equity and credit derivatives contracts for 2008 and 2007.

	2008		2007
	Notional	Net	Notional	Net
	principal	fair	principal	fair
	amount	value	amount	value
	€ m	€ m	€ m	€ m
Interest rate contracts (1)	220,446	1,288	233,463	499
Exchange rate contracts (1)	34,297	(349)	28,977	(45)
Equity contracts (1)	4,254	4	6,955	-
Credit derivatives (1)	937	(83)	1,117	(39)
Total	259,934	860	270,512	415

(1)  Interest rate contracts and exchange rate contracts are entered into for both hedging and trading purposes. Equity and credit derivative contracts are entered into for trading purposes only.

The Group uses the same credit control and risk management policies in undertaking off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, derivative instruments are subject to the market risk policy and control framework.

27 Average balance sheets and interest rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the years ended 31 December 2008 and 2007. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group

	Year ended 31 December 2008			Year ended 31 December 2007
	Average	Interest	Average	Average	Interest	Average
	balance		rate	balance		rate
Assets	€ m	€ m	%	€ m	€ m	%
Loans and receivables to banks
Domestic offices	8,357	316	3.8	9,276	422	4.5
Foreign offices	1,821	104	5.7	1,712	96	5.6
Loans and receivables to customers
Domestic offices	89,641	5,362	6.0	78,806	4,671	5.9
Foreign offices	43,449	3,012	6.9	39,840	2,860	7.2
Trading portfolio financial assets
Domestic offices	3,390	184	5.4	7,848	372	4.7
Foreign offices	508	16	3.0	1,005	21	2.1
Financial investments
Domestic offices	22,081	999	4.5	16,302	774	4.7
Foreign offices	5,165	273	5.3	4,781	247	5.2
Average interest earning assets
Domestic offices	123,469	6,861	5.5	112,232	6,239	5.6
Foreign offices	50,943	3,405	6.7	47,338	3,224	6.8
Net interest on swaps		(46)			(106)
Total average interest earning assets	174,412	10,220	5.8	159,570	9,357	5.9
Non-interest earning assets	13,183			10,531
Total average assets	187,595	10,220	5.4	170,101	9,357	5.5
Percentage of assets applicable to Foreign activities			30.5			30.4

Notes to the accounts

27 Average balance sheets and interest rates  (continued)

	Year ended 31 December 2008			Year ended 31 December 2007
	Average	Interest	Average	Average	Interest	Average
	balance		rate	balance		rate
Liabilities and shareholders' equity	€ m	€ m	%	€ m	€ m	%
Due to banks
Domestic offices	27,592	1,234	4.5	31,080	1,448	4.7
Foreign offices	3,576	146	4.1	2,682	137	5.1
Due to customers
Domestic offices	46,015	1,527	3.3	38,401	1,167	3.0
Foreign offices	30,569	1,332	4.3	27,060	1,199	4.4
Other debt issued
Domestic offices	25,578	1,092	4.3	24,161	1,069	4.4
Foreign offices	19,384	773	4.0	12,063	667	5.5
Subordinated liabilities
Domestic offices	4,206	197	4.7	3,772	195	5.2
Foreign offices	864	52	6.0	1,009	57	5.6
Total interest earning liabilities
Domestic offices	103,391	4,050	3.9	97,414	3,879	4.0
Foreign offices	54,393	2,303	4.2	42,814	2,060	4.8
Total average interest earning liabilities	157,784	6,353	4.0	140,228	5,939	4.2
Non interest earning liabilities	20,871			21,117
Total average liabilities	178,655	6,353	3.5	161,345	5,939	3.7
Stockholders' equity	8,940			8,756
Total average liabilities and stockholders' equity	187,595	6,353	3.4	170,101	5,939	3.5
Percentage of liabilities applicable to foreign operations			33.9			31.5

28 Post-balance sheet events

On 11 February 2009, the Minister for Finance of the Government of Ireland announced a recapitalisation package under which the Irish Government will provide € 3.5 billion core tier 1 capital to AIB and receive preference shares with warrants to purchase up to 25% of the ordinary share capital. Except for this recapitalisation package, there have been no material post balance sheet events which would require disclosure or adjustment to the 31 December 2008 financial statements. On 27 February 2009, the Board of Directors reviewed the financial statements and authorised them for issue. The financial statements will be submitted to the Annual General Meeting of Shareholders to be held on 29 April 2009.

29 Dividends

No final dividend will be paid in respect of the year ended 31 December 2008.

30 Approval of accounts

The accounts were approved by the Board of Directors on 27 February 2009. The Annual Financial Report for the year ended 31 December 2008 will be available on the Internet website  http://www.aibgroup.com/investorrelations on 30 March 2009. The Annual Financial Report for the year ended 31 December 2008 will be filed in the Companies Registration Office with the annual return. The Auditors have reported on the audited financial statements; their report was unqualified and did not contain a statement under section 193 of the Companies Act 1990.

Financial and other information

	2008	2007
Operating ratios
Operating expenses/operating income	46.5%	51.8%
Other income/operating income	23.7%	29.8%
Net interest margin:
Group	2.21%	2.14%
Domestic	2.23%	2.10%
Foreign	2.16%	2.46%
Rates of exchange
€ /US $
Closing	1.3917	1.4721
Average	1.4707	1.3749
€ /Stg £
Closing	0.9525	0.7334
Average	0.7964	0.6861
€ /PLN
Closing	4.1535	3.5935
Average	3.5114	3.7792

Financial and other information  (continued)

	Capital Requirement Directive		CAD
Capital adequacy information	31 December 2008 € m	31 December 2007 € m	31 December 2007 € m
Tier 1 Paid up ordinary share capital Eligible reserves Equity minority interests in subsidiaries Supervisory deductions from core tier 1 capital	294 8,569 354 (1,490)	294 8,566 361 (1,176)	294 8,566 361 (1,176)

Core tier 1 capital

Non-equity minority interests in subsidiaries

Non-cumulative preference shares

Non-cumulative perpetual preferred securities Reserve capital instruments

Supervisory deductions from tier 1 capital

	7,727 990 - 864 497 (172)	8,045 990 169 972 497 (286)	8,045 990 169 972 497 (182)
Total tier 1 capital	9,906	10,387	10,491
Tier 2 Eligible reserves Credit provisions Subordinated perpetual loan capital Subordinated term loan capital Supervisory deductions from tier 2 capital	232 536 692 2,970 (172)	212 101 813 2,651 (286)	107 218 813 2,651 -
Total tier 2 capital	4,258	3,491	3,789
Gross capital Supervisory deductions	14,164 (114)	13,878 (143)	14,280 (182)
Total capital	14,050	13,735	14,098
Risk weighted assets
Banking book:
On balance sheet			120,033
Off balance sheet			12,408
			132,441
Trading book:
Market risks			6,193
Counterparty and settlement risks			752
			6,945
Credit risk Market risk Operational risk	124,602 2,043 7,250	121,785 5,796 6,510
Total risk weighted assets	133,895	134,091	139,386
Capital ratios
Core Tier 1 Tier 1 Total	5.8% 7.4% 10.5%	6.0% 7.7% 10.2%	5.8% 7.5% 10.1%

The Group's Basel II capital ratios are based on Pillar 1 ('Minimum Capital Requirements') under the Capital Requirements Directive. Under Pillar 2 ('Supervisory Review') banks may estimate their own capital requirements through an Internal Capital Adequacy Assessment Process ("ICAAP") which is subject to supervisory review and evaluation. The ICAAP evaluation is currently in progress.

Five year financial summary

Year ended 31 December
Summary of consolidated income statement	2008 € m	2007 € m	2006 € m	2005 € m	2004 € m
Net interest income Other income	3,867 1,201	3,418 1,450	2,999 1,327	2,530 1,117	2,072 1,144
Total operating income Total operating expenses	5,068 2,357	4,868 2,521	4,326 2,314	3,647 2,011	3,216 1,869
Operating profit before provisions Provisions	2,711 1,849	2,347 99	2,012 104	1,636 143	1,347 133
Operating profit Associated undertakings Profit on disposal of property Construction contract income Profit on disposal of businesses	862 37 12 12 106	2,248 128 76 55 1	1,908 167 365 96 79	1,493 149 14 45 5	1,214 132 9 - 17
Profit before taxation - continuing operations Income tax expense - continuing operations	1,029 144	2,508 442	2,615 433	1,706 319	1,372 267
Profit after taxation - continuing operations Discontinued operation, net of taxation	885 -	2,066 -	2,182 116	1,387 46	1,105 53
Profit for the period	885	2,066	2,298	1,433	1,158
Basic earnings per share Diluted earnings per share	82.9c 82.8c	218.0c 216.4c	246.8c 244.6c	151.0c 149.8c	132.0c 131.5c

	As at 31 December
	2008	2007	2006	2005	2004
	IFRS	IFRS	IFRS	IFRS	IFRS
Summary of consolidated balance sheet	€ m	€ m	€ m	€ m	€ m
Total assets	182,143	177,862	158,526	133,214	101,109
Total loans	135,755	137,068	120,015	92,361	67,278
Total deposits	155,996	153,563	136,839	109,520	82,384
Dated capital notes	2,970	2,651	2,668	2,678	1,923
Undated loan capital	692	813	871	868	346
Other capital instruments	864	1,141	1,205	210	497
Minority interests in subsidiaries	1,344	1,351	1,307	1,248	1,211
Shareholders' funds: other equity interests	497	497	497	497	182
Ordinary shareholders' equity	8,441	9,330	8,108	6,672	5,745
Total capital resources	14,808	15,783	14,656	12,173	9,904

Five year financial summary

	Year ended 31 December
	2008	2007	2006	2005	2004
Other financial data	%	%	%	%	%
Return on average total assets	0.47	1.21	1.63	1.20	1.22
Return on average ordinary shareholders' equity	8.2	21.8	29.0	20.6	20.7
Dividend payout ratio	37.0	36.4	29.3	43.5	45.5
Average ordinary shareholders' equity
as a percentage of average total assets	4.8	5.1	5.2	5.3	5.7
Allowance for loan losses as a percentage
of total loans to customers at year end	1.4	0.6	0.7	0.8	1.2
Net interest margin	2.21	2.14	2.26	2.38	2.45
Tier 1 capital ratio	7.4	7.5	8.2	7.2	8.2
Total capital ratio	10.5	10.1	11.1	10.7	10.9

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  2 March, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.